ANTELOPE ENTERPRISE HOLDINGS LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City,

Fujian Province, People’s Republic of China

July 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Sergio Chinos and Anne Parker

Re:	Antelope Enterprise Holdings Ltd
Amendment No. 4 to Registration Statement on Form F-3
Filed June 2, 2022
File No. 333-258782

Dear Mr. Chinos and Ms. Parker:

On behalf of Antelope Enterprise Holdings Ltd. (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) in a letter dated June 24, 2022. For your convenience, we have set forth each of the Staff’s comments in bold, italic typeface followed by our responses. References to “we,” “us,” “our” and “Registrant” refer to the Company. All responses are those of the Company only.

Form F-3/A filed June 2, 2022

General

1.       Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. For example:

•	with respect to your disclosure on the cover page regarding your corporate structure, if true, disclose that these contracts have not been tested in court;

RESPONSE:	The Company has revised the disclosure on the cover page of the prospectus to disclose that the company’s intercompany agreements have not been tested in court. Similar disclosure was also added to the section entitled “Cash Transfers Within Our Organization”.

United States Securities and Exchange Commission

Attention: Sergio Chinos and Anne Parker

•	regarding the description of how cash is transferred through your organization, please provide cross-references to the condensed consolidating schedule and the consolidated financial statements; and

RESPONSE:	The Company has revised the disclosure on the cover page of the prospectus to include a cross reference to the Company’s Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019, and the information on segment reporting in the notes thereto, located in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 2, 2022. Similar disclosure was also added to the section entitled “Cash Transfers Within Our Organization”.

•	with respect to the Holding Foreign Companies Accountable Act, please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

RESPONSE:	The Company has revised the risk factor titled: “Risks Related to the Offering – Our shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor, which is located in Hong Kong, and the delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” to clarify the disclosure relating to the Accelerating Holding Foreign Companies Accountable Act.

* * *

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Ralph De Martino via email or telephone at ralph.demartino@afslaw.com and (202) 724-6848.

Very truly yours,

Antelope Enterprise Holdings Ltd.

By:	/s/ Edmund Hen Man
Name:	Edmund Hen Man
Title:	Chief Financial Officer